P.E. 2/6/02




FEB 6 2002
1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

1103935

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For February 6, 2002

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _N/A_

Exhibit Index on Page 4

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 OF NICE-SYSTEMS LTD. (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996).

CONTENTS

This Report on Form 6-K of NICE-Systems Ltd. (the "Company") consists of the following documents, which are attached hereto and incorporated by reference herein:

- Announcement of Q4 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By: 
Name: Daphna Kedmi
Title: Corporate Secretary

Dated: Feb 6, 2002

EXHIBIT INDEX



B U S I N E S S   N E W S

NICE Systems Reports Results for Fourth Quarter 2001

Highlights:

- *12% sequential revenue growth; digital video revenues 45% higher than Q3*
- *Higher gross margin*
- *Adjusted net loss reduced 80% from Q3 to $668,000 (excluding amortization of intangibles and one-time expense)*
- *Cash increased to $89 million from $86 million in Q3*

Ra'anana, Israel, February 6, 2002—NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia digital recording solutions, applications and related professional services, today announced its fourth quarter financial results and audited results for the year ending December 31, 2001.

Revenue for the fourth quarter of 2001 rose 12% from the previous quarter to $37.7 million. Revenue for the fourth quarter of 2000 was $36.3 million.

Excluding the amortization of acquired intangibles and one-time expense, the fourth quarter loss was reduced to $668,000, or $0.05 per share, from a loss of $3.3 million or $0.26 per share in the third quarter of 2001. The comparable loss for the fourth quarter of 2000 was $11.6 million, or $0.92 per share.

On a GAAP basis, the Company reported a net loss, of $5.9 million, or $0.45 per share in the fourth quarter of 2001, compared with a net loss of $4.1 million, or $0.32 per share in the third quarter of 2001. The fourth quarter 2001 net loss included amortization of intangibles of $813,000 and a one-time expense of $4.4 million following the settlement of a dispute with Stevens Communications Inc. relating to certain post-closing adjustments in connection with its acquisition by NICE.

Cash and cash equivalents, including long term marketable securities, totaled $89.0 million at December 31, 2001. Receivables remained at about the Q3 level and inventory was further reduced to $11.1 million.

Commenting on the financial results, Haim Shani, President and CEO of NICE, said, "We are proud of our performance in the fourth quarter. We were particularly pleased with the strong performance of our digital video business where revenues increased 45% sequentially to $5 million. CEM revenues were up 11% and we added over 100 new customers again this quarter. The latest report from Datamonitor confirms that we regained the leading market position in Q3 and we are focused on expanding our lead by continuing to gain market share.

"We are reiterating our earlier guidance for 2002 of 20-30% year over year growth. For the remainder of 2002 and beyond, we have identified numerous promising new product opportunities in the contact center market that will further leverage our market-leading total recording platform. Although the financial trading floor market was weak during 2001, we are planning several new products that will take advantage of the upgrade cycle that we expect to begin during 2002. Our second core business, digital video security, is expected to show very strong growth, driven by greater demand in the corporate security market and continued success in transportation security. Recently introduced products are expected to drive growth in the law enforcement and national security markets as well. In fact, we have already been awarded contracts for these new products. In addition to our internal development efforts, we expect to speed our time to market whenever possible by working closely with strategic partners offering complementary products. Finally, our strong balance sheet and positive cash flow affords us the financial flexibility to pursue external growth opportunities as well."

During the fourth quarter, NICE introduced the following new products:

- NICECall Focus -- a total recording solution aimed at branch offices and other small to medium sized contact center and financial institution customers.
- NICETrack -- a new telecommunications monitoring system designed to meet the special needs of law enforcement agencies.

New strategic alliances during the quarter included:

- Knowlagent – signed a joint development agreement to deliver advanced e-learning capabilities through the NICE Learning solution.
- Visionics – an alliance to integrate Visionics FaceIt facial recognition technology with the NiceVision platform.

NICE management will host a conference call at 8:30 a.m. (EST) 15:30 Israel time to discuss the results and answer questions from the investment community.

To participate, please call:

Live Conference Call
US Toll-free: 1-877-370-1460
International: ++ 1-706-679-3312
Israel: 03-925-5910

Replay
US Toll-free: 1-888-269-0005
International: ++ 972-3-925-5950
Israel: 03-925-5950

The replay number is available for up to 72 hours after the call.
No access code is needed for the replay.

This call will be broadcast live at **http://www.nice.com**. An online replay will also be available approximately one hour after the call.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centres, trading floors, air traffic control (ATC) sites, CCTV security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage.

NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom France and Hong Kong. The company operates in more than 70 countries through a network of partners and distributors. (NICE Web Site: www.nice.com)

Trademark note: 360^0 View, Agent@home, Executive Connect, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, LogIt, LogItAll, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NiceSoft, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision, and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners

For more information, contact:

Rachela Kassif	**NICE Systems**	**972-9-775-3899**
investor.relations@nice.com		**877-685-6552**
Claudia Gatlin	**CMG International**	**973-316-9409**
cmginternational@msn.com		

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in

demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share amounts)

	Three months ended December 31		Twelve months ended December 31	
	2000 Unaudited	2001 Unaudited	2000 Audited	2001 Audited
Revenues	$ 36,304	$ 37,699	$153,163	$127,108
Cost of revenues	24,037	19,365	73,554	73,767
Gross Profit	12,267	18,334	79,609	53,341
Operating Expenses:				
Research and development, net	5,286	4,439	19,502	19,190
Selling and marketing	10,714	9,299	35,448	35,046
General and administrative	9,636	5,993	28,300	27,143
Amortization of acquired intangibles	316	813	860	3,413
Restructuring and other special charges	-	-	6,786	14,554
Total operating expenses	25,952	20,544	90,896	99,346
Operating loss	(13,685)	(2,210)	(11,287)	(46,005)
Financial income, net	1,779	907	6,188	4,254
Other income (expense), net	23	(4,480)	53	(4,846)
Loss before taxes on income	(11,883)	(5,783)	(5,046)	(46,597)
Taxes on income	78	146	273	198
Net loss	$(11,961)	$ (5,929)	$ (5,319)	$ (46,795)
Basic earnings (loss) per share	$ (0.95)	$ (0.45)	$ (0.43)	$ (3.59)
Diluted earnings (loss) per share	$ (0.95)	$ (0.45)	$ (0.43)	$ (3.59)
Weighted average number of shares outstanding used to compute:				
Basic earnings (loss) per share	12,651	13,197	12,317	13,047
Diluted earnings (loss) per share	12,651	13,197	12,317	13,047

Note: Certain prior period amounts have been reclassified to conform to current year presentation.

NICE SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share amounts)

EXCLUDING RESTRUCTURING AND OTHER SPECIAL CHARGES, AMORTIZATION OF ACQUIRED INTANGIBLES AND A ONE-TIME OTHER EXPENSE

	Three months ended December 31		Twelve months ended December 31	
	2000 Unaudited	2001 Unaudited	2000 Audited	2001 Audited
Revenues	$ 36,304	$ 37,699	$ 153,163	$ 127,108
Cost of revenues	24,037	19,365	73,554	73,767
Gross Profit	12,267	18,334	79,609	53,341
Operating Expenses:				
Research and development, net	5,286	4,439	19,502	19,190
Selling and marketing	10,714	9,299	35,448	35,046
General and administrative	9,636	5,993	28,300	27,143
Total operating expenses	25,636	19,731	83,250	81,379
Operating loss	(13,369)	(1,397)	(3,641)	(28,038)
Financial income, net	1,779	907	6,188	4,254
Other income (expense), net	23	(32)	53	(398)
Income (loss) before taxes on income	(11,567)	(522)	2,600	(24,182)
Taxes on income	78	146	273	198
Net income (loss)	$ (11,645)	$ (668)	$ 2,327	$ (24,380)
Basic earnings (loss) per share	$ (0.92)	$ (0.05)	$ 0.19	$ (1.87)
Diluted earnings (loss) per share	$ (0.92)	$ (0.05)	$ 0.17	$ (1.87)
Weighted average number of shares outstanding used to compute:				
Basic earnings (loss) per share	12,651	13,197	12,317	13,047
Diluted earnings (loss) per share	12,651	13,197	13,772	13,047

Note: Certain prior period amounts have been reclassified to conform to current year presentation.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2000	December 31, 2001
ASSETS	Audited	Audited
CURRENT ASSETS:		
Cash and cash equivalents	$ 18,640	$ 25,256
Short-term deposits	24,371	311
Marketable securities	29,089	29,270
Trade and unbilled receivables	48,183	35,009
Other receivables and prepaid expenses	11,994	5,465
Inventory	21,159	11,057
Total current assets	153,436	106,368
LONG-TERM INVESTMENTS		
Long term marketable securities	25,916	34,176
Other long term investments	6,460	7,257
Total long term investments	32,376	41,433
FIXED ASSETS, NET	25,896	22,111
OTHER ASSETS, NET	39,781	40,100
Total assets	$ 251,489	$ 210,012
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Trade payables	$ 12,650	$ 11,123
Accrued expenses and other liabilities	23,467	25,314
Total current liabilities	36,117	36,437
LONG-TERM LIABILITIES	6,795	6,557
SHAREHOLDERS' EQUITY		
Share capital	4,313	4,398
Additional paid-in capital	187,632	192,783
Retained earnings (accumulated deficit)	16,632	(30,163)
Total shareholders' equity	208,577	167,018
Total liabilities and shareholders' equity	$ 251,489	$ 210,012

Note: Certain prior period amounts have been reclassified to conform to current year presentation.